Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	INCANNEX HEALTHCARE LIMTIED
ABN	93 096 635 246

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Widdows
Date of last notice	6 June 2023

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	● The Peter Widdows Superannuation Fund (Beneficiary) ● Wealthhub Securities Noms P/L <JBWERE ACCUMULATION> (Beneficiary)
Date of change	31 October 2023
No. and class of securities held prior to change	DIRECT ● 15,973,694 IHL ordinary shares ● 1,064,913 unlisted $0.025 options expiring on 30 April 2026 INDIRECT ● 600,000 IHL ordinary shares ● 40,000 unlisted $0.025 options expiring on 30 April 2026
Number acquired	DIRECT ● 230,954 IHL ordinary shares INDIRECT ● 280,000 IHL ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$33,842.10

+ See chapter 19 for defined terms.

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Change of Director’s Interest Notice

No. of securities held after change	DIRECT ● 16,204,648 IHL ordinary shares ● 1,064,913 unlisted $0.025 options expiring on 30 April 2026 INDIRECT ● 880,000 IHL ordinary shares ● 40,000 unlisted $0.025 options expiring on 30 April 2026
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Purchase

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No.
If so, was prior written clearance provided to allow the trade to proceed during this period?
If prior written clearance was provided, on what date was this provided?

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	INCANNEX HEALTHCARE LIMTIED
ABN	93 096 635 246

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Troy Valentine
Date of last notice	6 June 2023

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	See notes below
Date of change	3 November 2023
No. and class of securities held prior to change	● 36, 651 198 IHL Ordinary Shares ● 2,800,000 Options with various exercise prices, vesting dates and expiry dates. ● 2,443,413 unlisted $0.025 options expiring on 30 April 2026
Number acquired	● 11,091,950 IHL Ordinary Shares
Number disposed	● 11,091,950 IHL Ordinary Shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$887,356
No. of securities held after change	● 36, 651 198 IHL Ordinary Shares ● 2,800,000 Options with various exercise prices, vesting dates and expiry dates. ● 2,443,413 unlisted $0.025 options expiring on 30 April 2026

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off Market Transfer

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No.
If so, was prior written clearance provided to allow the trade to proceed during this period?
If prior written clearance was provided, on what date was this provided?

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Notes – Direct & Indirect Interests

(a) Description of entities/relationships:

1.	Troy Valentine is:

a.	A beneficiary of the GFCR Investments Trust, the FT Family Trust, and the Troy R Valentine Superfund;

b.	A director of Tranaj Nominees Pty Ltd, Valplan Pty Ltd, Alignment Capital Pty Ltd and Cityside Pty Ltd

c.	100% shareholder in Cityside Pty Ltd (ACN 112 375 354)(“Cityside”)

d.	50% shareholder in Alignment Capital Pty Ltd (ACN 167 124 754)(“Alignment”)

2.	Ekirtson Nominees Pty Ltd (ACN 137 521 825) is trustee for the GFCR Investments Trust (“Ekirtson”)

3.	Tranaj Nominees Pty Ltd (ACN 137 521 843) is trustee of the FT Family Trust (“Tranaj”)

4.	Valplan Pty Ltd (ACCN 135 269 169) is trustee of the Troy R Valentine Family Superfund (“Valplan”)

(b) Table 1 – holdings before changes

	IHL Ordinary Shares	IHL Options
Troy Valentine	2,925,000^	2,800,000^^
Ekirtson *	2,875,000
Tranaj *	10,216,950
Valplan	3,000,000
Alignment *	13,194,248
Cityside	4,440,000
TOTAL	36,651,198

(c) Table 2 – holdings after changes

	IHL Ordinary Shares	IHL Options
Troy Valentine	2,925,000^	2,994,999^^
Ekirtson *	1,000,000	191,667
Tranaj *	1,000,000	681,130
Valplan	3,000,000	200,000
Alignment *	24,286,198	879,617
Cityside	4,440,000	296,000
TOTAL	36,651,198

*	Mr Valentine is not the sole beneficiary of these entities.
^	Of these 2,333,334 Securities issued to KMP as part of remuneration package for FY 21 and 22, subsequent to Shareholder Approval obtained at the General Meeting of the Company on 09 June 2022; with vesting dates as per details in the Notice of Meeting dated 12 May 2022. 466,666 Shares have already vested.
^^	Securities issued to KMP as part of remuneration package for FY 21 and 22, subsequent to Shareholder Approval obtained at the General Meeting of the Company on 09 June 2022; with vesting dates as per details in the Notice of Meeting dated 12 May 2022.

+ See chapter 19 for defined terms.

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